                              UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                            Nobel Insurance Limited
--------------------------------------------------------------------------------
                                (Name of Issuer)

                        Capital Shares, $1.00 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  654885-10-2
                  ----------------------------------------
                                 (CUSIP Number)


                                  Robert Lamse
                         545 E. John Carpenter Freeway
                                   Suite 1400
                              Irving, Texas  75062
                                  972 444-9700
--------------------------------------------------------------------------------
     (Name, Address and Telephone Number of Person Authorized to Receive
                         Notices and Communications)

                                 March 11, 1997
     ------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

--------------------

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO. 654885-10-2                                          PAGE 2 OF 6 PAGES
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON

      Khimji Family Partnership II, Ltd.

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                      (b) [ ]

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS
      WC

--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)
            Not Applicable.

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Texas

--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
   NUMBER OF            297,672
    SHARES         -------------------------------------------------------------
 BENEFICIALLY      8    SHARED VOTING POWER
   OWNED BY
     EACH          -------------------------------------------------------------
   REPORTING       9    SOLE DISPOSITIVE POWER
    PERSON
     WITH               297,672
                   -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      297,672 Shares

--------------------------------------------------------------------------------
12    CHECK BOX IF THAT AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      6.6491

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

              PN
--------------------------------------------------------------------------------

ITEM 1.       SECURITY AND ISSUER

              The class of securities to which this statement relates is the Capital Shares, $1.00 par value (the "Capital Shares") of Nobel Insurance Limited, a Bermuda corporation (the "Issuer"), the principal executive offices of which are located at Falconer House, Ground Level, 108 Pitts Bay Road, Hamilton, Bermuda HMDX.

ITEM 2.       IDENTITY AND BACKGROUND

Khimji Family Partnership II, Ltd., a Texas limited partnership (the "Reporting Person")

       State of Organization:              Texas
       Principal Business:                 Portfolio Investments
       Address:                            545 E. John Carpenter Freeway
                                           Suite 1400
                                           Irving, Texas  75062
       General Partner:                    Grosvenor, L. C., a Texas limited
                                           liability company (the
                                           "General Partner")

       (d)    No
       (e)    No

       Information on each manager of the General Partner pursuant to Instruction C:

       (a)    Mahmood Khimji
       (b)    545 E. John Carpenter Freeway Suite 1400
              Irving, Texas  75062
       (c)    President of Highgate Holdings, Inc.
              Portfolio Investments and Management
              545 E. John Carpenter Freeway
              Suite 1400
              Irving, Texas  75062
              Private Investor
       (d)    No
       (e)    No
       (f)    Canadian

       (a)    Mehdi Khimji
       (b)    545 E. John Carpenter Freeway
              Suite 1400
              Irving, Texas  75062
       (c)    Vice President of Highgate Holdings, Inc.
              Portfolio Investments and Management
              545 E. John Carpenter Freeway

              Suite 1400
              Irving, Texas  75062
              Private Investor
       (d)    No
       (e)    No
       (f)    Canadian

       (a)    Jaffer Khimji
       (b)    545 E. John Carpenter Freeway
              Suite 1400
              Irving, Texas  75062
       (c)    Secretary of Highgate Holdings, Inc.
              Portfolio Investments and Management
              545 E. John Carpenter Freeway
              Suite 1400
              Irving, Texas  75062
              Private Investor
       (d)    No
       (e)    No
       (f)    Canadian

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

       The source of funds used by the Reporting Person for the purchase of the Capital Shares was working capital of the Reporting Person. The aggregate amount paid for the Capital Shares acquired by the Reporting Person was approximately $3,737,637, which amount does not include any brokerage commissions paid.

ITEM 4.       PURPOSE OF TRANSACTION

       The Capital Shares were acquired by the Reporting Person for investment purposes and in contemplation that the Reporting Person, either alone or as a part of a group, might acquire sufficient additional Capital Shares to permit the Reporting Person or such group to have control of the Issuer. The Reporting Person is not currently a part of any group formed for the purpose of acquiring Capital Shares or control of the Issuer. The Reporting Person may make additional purchases of Capital Shares in the open market or in private transactions depending on, among other factors, its evaluation of the Issuer's business, prospects and financial condition, the market for the Capital Shares and the availability to the Reporting Person of funding to make such purchases. In addition, the Reporting Person will assess whether it is desirable and possible for the Reporting Person to acquire sufficient additional Capital Shares in order for it to have control of the Issuer or to otherwise influence the management and policies of the Issuer. The Reporting Person has not made any final determination to acquire control or otherwise attempt to influence the management or policies of the Issuer.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER

       (a) The Reporting Person beneficially owns 297,672 shares of the Capital Shares, which represents approximately 6.6491% of the outstanding Capital Shares, assuming that 4,476,856 of the Capital Shares were outstanding at the date of this filing.

       (b) In its capacity as the general partner of the Reporting Person, the General Partner exercises the voting and dispositive power with respect to the Capital Shares owned by the Reporting Person; provided that the dispositive power is exercised in accordance with the terms of the limited partnership agreement governing the Reporting Person. The managers of the General Partner determine how to vote the Capital Shares and whether to dispose of the Capital Shares will be made.

       (c) Within the past 60 days the following transactions were effected by the Reporting Person in the Capital Shares:

              Date of Transaction    No. of Capital       Price per Share Paid
                                    Shares Purchased
                   01/22/97              23,900                 $12.5625
                   01/23/97               7,000                 $12.5625
                   01/24/97               3,500                 $12.5625
                   01/29/97               3,000                 $12.5625
                   01/30/97               1,500                 $12.5625
                   01/31/97               2,000                 $12.5313
                   02/03/97              10,000                 $12.6250
                   02/05/97               5,000                 $12.6875
                   02/07/97               2,600                 $12.6250
                   02/11/97               4,600                 $12.6250
                   02/12/97               5,000                 $12.7500
                   02/14/97               5,000                 $12.1875
                   02/20/97               7,500                 $12.2500
                   03/06/97               7,000                 $12.1607
                   03/11/97              12,500                 $12.3000
                   03/14/97              18,000                 $12.7863
                   03/17/97              13,000                 $13.0000
                   03/18/97              25,000                 $13.0750
                   03/19/97               6,660                 $12.9375

       All of the foregoing transactions were open market purchases by the Reporting Person.

       (d)    None.
       (e)    Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

              To the best knowledge of the undersigned, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

                                   SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated as of April 11, 1997                 KHIMJI FAMILY PARTNERSHIP, LTD.

                                           By GROSVENOR, L.C., Its General
                                           Partner



                                           By:    /s/ Robert Lamse
                                                  --------------------------
                                                  Its Vice President



                                                                     Page   of